Exhibit 99.1
Shinhan Card, a subsidiary of Shinhan Financial Group, made a resolution to provide a debt guarantee for Prudential Vietnam Finance Company Limited.

On August 27, 2018, Shinhan Card’s board of directors made a resolution to provide a debt guarantee for Prudential Vietnam Finance Company (PVFC) to guarantee the repayment of Prudential Vietnam Assurance Private Limited’s full deposit amount according to the Share Purchase Agreement, which was settled on January 23, 2018.

The total balance of guarantee account is KRW 216,450,000,000*. And the guarantee period is 6 months starting from the completion date of the acquisition and the acquisition is expected to be completed by the end of 2018**.

* The total balance of guarantee account is the equivalent amount of VND 4.5 trillion and the amount is converted based on the first notification exchange rate by Seoul Money Brokerage Services as of 2018.08.27.

** The completion date of acquisition is subject to change.

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